UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2016
Commission File Number 001-37652

Midatech Pharma PLC
(Translation of registrant’s name into English)

65 Innovation Drive
Milton Park
Abingdon, Oxfordshire, OX14 4RQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The Registrant is furnishing a copy of its announcements (the “Announcements”) as reported to the United Kingdom Regulatory News Service. The Announcements are attached hereto as Exhibits 99.1 and 99.2.

The Registrant is not making a public offering of securities in the United States.  Each Announcement is for information purposes only and is not and does not constitute an offer to sell, solicitation of an offer to buy, or the sale of, any of the securities described therein in any jurisdiction where it would be unlawful to do so.

The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the “US Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Exhibit No.	Description

99.1	Press release, dated October 11, 2016 entitled “Proposed Placing and Open Offer and Notice of General Meeting.”

99.2	Press Release, dated October 11, 2016 entitled “Results of Placing to Raise £16.0 Million and PDMR Shareholding.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: October 11, 2016	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated October 11, 2016 entitled “Proposed Placing and Open Offer and Notice of General Meeting.”

99.2	Press Release, dated October 11, 2016 entitled “Results of Placing to Raise £16.0 Million and PDMR Shareholding.”